Exhibit 99.1

 PRESS RELEASE

BROOKFIELD RENEWABLE ANNOUNCES THIRD QUARTER RESULTS

Hamilton, Bermuda, November 3, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three and nine months ended September 30, 2015.

Financial Results
	Three Months Ended		Nine Months Ended
For the periods ended September 30 US$ millions (except per unit or otherwise noted) Unaudited	2015	2014	2015	2014
Generation (GWh)
Total	4,992	4,383	17,215	16,709
Brookfield Renewable's share	3,715	3,418	13,109	13,474
Revenues	$337	$342	$1,236	$1,296
Adjusted EBITDA1	$242	$223	$919	$943
Funds From Operations (FFO)1	$80	$61	$379	$444
FFO per unit1,2	$0.29	$0.22	$1.37	$1.65
Distribution per unit	$0.4150	$0.3875	$1.2450	$1.1625
1.	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review for the three and nine months ended September 30, 2015”.

2.
For the three and nine months ended September 30, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.7 million and 275.7 million, respectively (2014: 275.6 million and 269.5 million, respectively).

Review of Operations

“We continue to make significant progress on our investing, development, and capital recycling plans,” said Sachin Shah, Chief Executive Officer. “We are advancing our organic development projects on scope, schedule and budget, and like the recently announced acquisition of a nearly 300 megawatt hydroelectric portfolio in the northeastern U.S., we continue to pursue a number of opportunities with the potential to grow, diversify and drive long-term upside in cash flows. Our strong liquidity position and capital recycling activities provide the funding capacity to execute on this strategy.”

Generation for the three months ended September 30, 2015 totaled 4,992 gigawatt-hours (“GWh”), compared to the long-term average of 5,459 GWh, and an increase of 609 GWh as compared to the same period in the prior year.

The hydroelectric portfolio generated 3,948 GWh, below the long-term average of 4,309 GWh and an increase of 145 GWh compared to the prior year. Inflows in our North American portfolio were in line compared to the prior year. The United States portfolio was consistent with long-term average while the Canadian portfolio was below. Inflows in Brazil improved compared to the prior year but remained below the long-term average due to the continuing drought conditions. Generation from the growth in our portfolio was 256 GWh which was in line with our long-term average.

1 - Brookfield Renewable Energy Partners – Q3 2015 News Release

The wind portfolio generated 772 GWh, below the long-term average of 947 GWh and an increase of 206 GWh compared to the prior year. Generation from the prior year includes 64 GWh related to our recently sold 102 megawatt wind facility in California. Generation at our North American portfolio was ahead of the prior year but, due to wind conditions, was below long-term average. The Irish portfolio returned to the long-term average due to improved wind conditions. Contributions from our recently acquired and commissioned facilities in Europe and Latin America were 258 GWh which was in line with the long-term average.

Adjusted EBITDA for the third quarter was $242 million and FFO was $80 million, compared to $223 million and $61 million, respectively, in the same period in the prior year.

The table below summarizes generation by segment and region:

	Generation (GWh)1			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended September 30	2015	2014	2015	LTA	Prior Year
Hydroelectric
North America
United States	2,117	2,183	2,114	3	(66)
Canada	952	987	1,162	(210)	(35)
	3,069	3,170	3,276	(207)	(101)
Latin America	879	633	1,033	(154)	246
	3,948	3,803	4,309	(361)	145
Wind
North America
United States	185	240	269	(84)	(55)
Canada	155	152	238	(83)	3
	340	392	507	(167)	(52)
Latin America	137	-	148	(11)	137
Europe	295	174	292	3	121
	772	566	947	(175)	206
Other	272	14	203	69	258
Total2	4,992	4,383	5,459	(467)	609
1.	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
2.	Includes 100% of generation from equity-accounted investments.

2 - Brookfield Renewable Energy Partners – Q3 2015 News Release

Recent Highlights

•
Subsequent to quarter-end, we agreed to acquire a portfolio of two operating hydro stations in the northeastern United States with 292 megawatts of installed capacity for approximately $860 million. The acquisition benefits from synergies with our existing assets on the same river, a diverse revenue stream, long-term operating licenses and a market facing significant coal retirements and increasing reliance on renewables. We expect to maintain an approximate 40% economic interest in the portfolio and the transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

•
We continue to advance the construction, on scope, schedule and budget, of 127 megawatts of hydroelectric and biomass development projects in Brazil. Collectively, these four projects are expected to generate 624 GWh annually with commissioning expected between 2016 and 2018. We also commenced construction of a 14 megawatt wind project in Northern Ireland expected to generate 38 GWh annually with commissioning expected in 2016.

•	We participated in the recent 2018/19 forward capacity auction in the PJM market and secured capacity revenues for our facilities in Pennsylvania, Tennessee and North Carolina.

•
In July 2015, we entered into an agreement to acquire two hydroelectric facilities in Brazil with aggregate capacity of 51 megawatts. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions. We will retain a 100% interest in these facilities.

•
Available liquidity at quarter-end amounted to $1.0 billion, providing the financial resources and flexibility to fund ongoing operations and organic growth initiatives. Recent funding initiatives include a 10-year, $400 million bond financing for a 600 megawatt hydroelectric pumped storage facility in the United States, and the sale of a 102 megawatt wind facility in California, which collectively surfaced approximately $165 million in net proceeds available for reinvestment.

Distribution Declaration

The next quarterly distribution in the amount of $0.415 per LP Unit, is payable on December 31, 2015 to unitholders of record as at the close of business on November 30, 2015. Brookfield Renewable’s policy is to target a long-term, sustainable distribution in the range of 60% to 70% of FFO, with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Distribution Currency Option

The quarterly distributions payable on LP Units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their LP Units in street name with their brokerage) should contact the broker with whom their units are held.

3 - Brookfield Renewable Energy Partners – Q3 2015 News Release

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Brookfield Renewable Energy Partners

Brookfield Renewable Energy Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 7,000 megawatts of installed capacity, generating enough renewable energy to power four million homes. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldrenewable.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. For more information, go to www.brookfield.com.

Please note that BREP’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfieldrenewable.com.  Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Zev Korman Senior Vice President, Investor Relations Tel: (416) 359-1955 Email: zev.korman@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2015 Third Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website under the Investor Relations section at www.brookfieldrenewable.com.

The conference call can be accessed via webcast on November 3, 2015 at 9:00 a.m. Eastern Time at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through December 3, 2015 at 1-855-669-9658 (Password 1557#).

4 - Brookfield Renewable Energy Partners – Q3 2015 News Release

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s business, the expectation for future cash flows and distribution growth, the availability of acquisition opportunities, liquidity, and the timing and completion of current acquisitions and development projects. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may affect generation levels at our facilities; changes to energy markets, including incentives for renewable energy; the ability to grow within our current markets or expand into new markets; the ability to complete development and capital projects on time and on budget; the state of capital markets and the availability of equity and debt financing; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security and environmental risks; general regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations nor Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

5 - Brookfield Renewable Energy Partners – Q3 2015 News Release

GENERATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

The table below summarizes generation by segment and region:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the nine months ended September 30	2015	2014	2015	LTA	Prior Year
Hydroelectric
North America
United States	7,582	7,859	8,566	(984)	(277)
Canada	3,792	3,856	3,971	(179)	(64)
	11,374	11,715	12,537	(1,163)	(341)
Latin America	2,451	2,576	2,976	(525)	(125)
	13,825	14,291	15,513	(1,688)	(466)
Wind
North America
United States	746	940	1,048	(302)	(194)
Canada	671	731	854	(183)	(60)
	1,417	1,671	1,902	(485)	(254)
Latin America	322	-	294	28	322
Europe(2)	1,072	592	1,050	22	480
	2,811	2,263	3,246	(435)	548
Other	579	155	415	164	424
Total generation(3)	17,215	16,709	19,174	(1,959)	506
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, 2014 numbers include generation for the period from January 1, 2014 to June 30, 2014.

(3)	Includes 100% of generation from equity-accounted investments.

6 - Brookfield Renewable Energy Partners – Q3 2015 News Release

FINANCIAL REVIEW FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

The following table reflects Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations for the three and nine months ended September 30, 2015:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2015	2014
Revenues	$337	$342	$1,236	$1,296
Other income(1)(2)	42	3	75	8
Share of cash earnings from equity-accounted investments	5	10	18	25
Direct operating costs	(142)	(132)	(410)	(386)
Adjusted EBITDA(3)	242	223	919	943
Fixed earnings adjustment(4)	-	-	-	11
Interest expense - borrowings	(107)	(106)	(326)	(309)
Management service costs	(11)	(14)	(38)	(38)
Current income tax expense	(7)	(5)	(17)	(19)
Less: cash portion of non-controlling interests
Preferred equity	(7)	(10)	(23)	(29)
Participating non-controlling interests - in operating
subsidiaries	(30)	(27)	(136)	(115)
Funds From Operations(3)	80	61	379	444
Less: adjusted sustaining capital expenditures(5)	(15)	(15)	(45)	(43)
Adjusted Funds From Operations(3)	65	46	334	401
Add: cash portion of non-controlling interests	78	37	200	144
Add: adjusted sustaining capital expenditures	15	15	45	43
Less: fixed earnings adjustment	-	-	-	(11)
Other items:
Depreciation	(153)	(145)	(472)	(400)
Unrealized financial instruments (loss) gain	(1)	9	(9)	5
Share of non-cash loss from equity-accounted investments	(2)	(3)	(8)	(15)
Deferred income tax recovery	26	27	38	8
Other	(1)	(11)	(15)	(3)
Net income (loss)	$27	$(25)	$113	$172
Basic and diluted earnings per LP Unit(6)	$(0.07)	$(0.13)	$0.10	$0.31
(1)
Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)
In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(4)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(5)	Based on long-term sustaining capital expenditure plans.
(6)	Average LP Units outstanding during the three and nine months ended September 30, 2015 totaled 143.3 million and 143.4 million, respectively (2014: 143.3 million and 137.2 million).

7 - Brookfield Renewable Energy Partners – Q3 2015 News Release

GENERATION AND FINANCIAL REVIEW ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table illustrates generation results for the three months ended September 30, 2015 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric
North America
United States	862	525	81	1,468	649	2,117
Canada	884	2	33	919	33	952
	1,746	527	114	2,387	682	3,069
Latin America	635	83	11	729	150	879
	2,381	610	125	3,116	832	3,948
Wind
North America
United States	73	24	-	97	88	185
Canada	155	-	-	155	-	155
	228	24	-	252	88	340
Latin America	-	57	-	57	80	137
Europe	-	117	-	117	178	295
	228	198	-	426	346	772
Other	103	70	-	173	99	272
Total generation - 2015	2,712	878	125	3,715	1,277	4,992
Total generation - 2014	2,683	634	101	3,418	965	4,383
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

8 - Brookfield Renewable Energy Partners – Q3 2015 News Release

The following table illustrates our financial results for the three months ended September 30, 2015, including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$180	$76	$-	$256	$81		$337
Other income(1)(2)	39	1	-	40	2		42
Share of cash earnings from equity-
accounted investments	-	-	5	5	-		5
Direct operating costs	(93)	(20)	-	(113)	(29)		(142)
Adjusted EBITDA(3)	126	57	5	188	54		242
Interest expense - borrowings	(61)	(23)	-	(84)	(23)		(107)
Management service costs	(11)	-	-	(11)	-		(11)
Current income taxes	(5)	(1)	-	(6)	(1)		(7)
Preferred equity	(7)	-	-	(7)	-		(7)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(30)	(4)	(30)
Funds From Operations - 2015(3)	$42	$33	$5	$80	$-		$80
Funds From Operations - 2014(3)	$23	$28	$10	$61	$-		$61
(1)
Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)
In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(4)	Represents third party interests’ Funds From Operations.

9 - Brookfield Renewable Energy Partners – Q3 2015 News Release

The following table illustrates generation results for the nine months ended September 30, 2015 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:

	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly-owned assets	Partially- owned assets	Equity-accounted investments	Total
Hydroelectric
North America
United States	3,340	1,807	190	5,337	2,245	7,582
Canada	3,567	49	80	3,696	96	3,792
	6,907	1,856	270	9,033	2,341	11,374
Latin America	1,910	153	51	2,114	337	2,451
	8,817	2,009	321	11,147	2,678	13,825
Wind
North America
United States	221	112	-	333	413	746
Canada	671	-	-	671	-	671
	892	112	-	1,004	413	1,417
Latin America	-	134	-	134	188	322
Europe	-	425	-	425	647	1,072
	892	671	-	1,563	1,248	2,811
Other	270	129	-	399	180	579
Total generation - 2015	9,979	2,809	321	13,109	4,106	17,215
Total generation - 2014	11,004	2,180	290	13,474	3,235	16,709
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

10 - Brookfield Renewable Energy Partners – Q3 2015 News Release

The following table illustrates our financial results for the nine months ended September 30, 2015 including revenues, Adjusted EBITDA and Funds From Operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$699	$256	-	$955	$281		$1,236
Other income(1)(2)	70	2	-	72	3		75
Share of cash earnings from equity-
accounted investments	-	-	18	18	-		18
Direct operating costs	(277)	(56)	-	(333)	(77)		(410)
Adjusted EBITDA(3)	492	202	18	712	207		919
Interest expense - borrowings	(191)	(67)	-	(258)	(68)		(326)
Management service costs	(38)	-	-	(38)	-		(38)
Current income taxes	(10)	(4)	-	(14)	(3)		(17)
Preferred equity	(23)	-	-	(23)	-		(23)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(136)	(4)	(136)
Funds From Operations - 2015(3)	$230	$131	$18	$379	$-		$379
Funds From Operations - 2014(3)	$294	$125	$25	$444	$-		$444
(1)
Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)
In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(4)	Represents third party interests’ Funds From Operations.

11 - Brookfield Renewable Energy Partners – Q3 2015 News Release